Nyda Church-Jones

Professional Experience

Vice President & COO, Pickford Realty, Inc.

San Diego, California, United States
March 1986 - Present
- Overseeing day-to-day operational functions and contributing to long-term strategic planning and execution.
- Maintaining continuous improvement of processes and policies in support of organizational goals.

President / Chief Operating Officer, Pacific Sotheby's International Realty

Greater San Diego Area
June 2012 - June 2020
- Directed operations and strategic initiatives during a period of significant growth and expansion.
- Enhanced company visibility and operational efficiency, leading to sustained profit increases.

COO, Prudential California Realty

San Diego, California, United States
October 1990 - April 2007
- Managed operational aspects of the firm, significantly improving process efficiencies and client satisfaction.
- Implemented innovative strategies that substantially increased market share and profitability.

Awards

- 2018 Business Woman of the Year
  Awarded by Housing on Merit
  Recognition for outstanding leadership in the business community and significant contributions to the housing sector.